Exhibit 21

SUBSIDIARY LIST

Doing Business As	State of Incorporation
Talley Industries, Inc.	Delaware
Dynamet Incorporated	Delaware
Carpenter Advanced Ceramics, Inc.	Delaware
Carpenter Special Products Corporation	Delaware
Certech, Inc.	Delaware
CRS Holdings Inc.	Delaware